UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 07 December 2022, London UK

Statement: Zantac (ranitidine) litigation

●     MDL Court has dismissed all cases alleging the five remaining cancers in the MDL
●     Scientific consensus is that there is no consistent or reliable evidence that ranitidine increases the risk of any cancer
●     GSK will continue to defend itself vigorously, including against all claims brought at the state level in the U.S.

In response to yesterday's court ruling in the Zantac federal Multi-District Litigation (MDL) in the U.S., GSK plc (LSE/NYSE: GSK) today issued the following statement:

GSK welcomes yesterday's ruling by the MDL Court. Following the 12 epidemiological studies conducted looking at human data regarding the use of ranitidine, the scientific consensus is that there is no consistent or reliable evidence that ranitidine increases the risk of any cancer. Yesterday's ruling reflects the state of that science and ensured that unreliable and litigation-driven science did not enter the federal courtroom.

In excluding plaintiffs' epidemiological evidence and expert testimony based on their deficiencies and unreliability, the Court has dismissed all MDL cases alleging the five remaining cancers in the MDL (liver, bladder, pancreatic, esophageal, and stomach). GSK will continue to defend itself vigorously, including against all claims brought at the state level.

Further information regarding the litigation can be found in GSK's 11 August 2022 and 16 August 2022 statements, and in its third quarter results press release issued on 2 November 2022. These are available on www.gsk.com.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q3 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales

No. 3888792

Registered Office:

980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 07, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc